Exhibit (a)(12)

Fellow employees of Hardinge:

I would like to take this opportunity to provide an update with respect to Indústrias Romi S.A.’s (Romi) offer to acquire all of Hardinge’s outstanding shares for $10.00 per share in cash.  Romi has extended its offer until 5:00 p.m., New York City time, on June 18, 2010.

From our perspective, Romi’s extension of its offer changes nothing.  It is unfortunate that Romi has decided to continue to pursue its opportunistic hostile bid for Hardinge even in the face of a clear indication from Hardinge’s shareholders that they agree with our Board, which unanimously determined that Romi’s ‘best and final’ offer is highly inadequate and not in the best interests of the company and its shareholders.  Importantly, the tender offer results announced today do not indicate that our shareholders support Romi’s $10.00 per share bid.  Aside from the fact that Romi received barely more than half of the number of tenders needed to meet its own minimum condition, we do not think it is very meaningful that some shareholders tendered into an offer with many unfulfilled conditions.

As we have said throughout this process, we believe that Hardinge is well positioned to emerge from this economic cycle and benefit strongly as our industry participates in the global economic recovery.  Over the past year and a half, we have made good progress in positioning Hardinge for significantly improved performance.  Our globally-balanced operating structure and scale will allow us to continue to take advantage of increased activity as it occurs around the world.  Despite Romi’s periodic distractions, it is important that we focus on running our business and achieving the goals that we have laid out for ourselves.

As always, in the event you receive any inquiries beyond the information which is provided, or if you are contacted by media or investors, please direct those inquiries to me or Ed Gaio.  I will continue to update you as appropriate if and when there are material developments.

I thank you for your continued support, hard work and dedication.

Best regards,

Richard L. Simons

President/CEO